Exhibit 99.1

Date: July 28, 2006	Contact: Charles P. Huffman

Release: Immediately	Phone: 251-476-2720
EnergySouth, Inc. reports fiscal 2006 third quarter earnings and announces declaration of dividend and election of new Chief Executive Officer
Mobile, AL: The Board of Directors of EnergySouth, Inc., at a meeting held July 28, 2006, declared a quarterly dividend on the outstanding Common Stock of $0.23 per share, to be paid October 1, 2006 to holders of record as of September 15, 2006 and elected C.S. “Dean” Liollio to become the Company’s President and Chief Executive Officer effective August 1, 2006. Mr. Liollio has also joined the Board of Directors of the Company. As part of the Company’s leadership transition process, John S. Davis was elected to serve as Vice Chairman of the Company until his retirement, which will be effective July 1, 2007.
Net income for EnergySouth, Inc. for the quarter ended June 30, 2006 was $1,563,000 or $0.20 per diluted share, as compared to net income for the quarter ended June 30, 2005 of $1,457,000, or $0.18 per diluted share. Net income for the nine month periods ended June 30, 2006 and 2005 was $12,708,000, or $1.59 per diluted share, and $12,568,000, or $1.58 per diluted share, respectively.
Earnings for the third quarter of fiscal 2006 were $0.02 per diluted share above the same period last year, resulting in an increase in earnings for the first nine months of fiscal 2006 of $0.01 per diluted share. The increase in earnings realized during the three and nine months ended June 30, 2006 resulted primarily from improved results from the storage operations of the Bay Gas Storage Company subsidiary which were offset by a decline in earnings from Mobile Gas’ distribution business.
Bay Gas’ earnings increased by $0.07 and $0.13 per diluted share, respectively, for the three and nine months ended June 30, 2006. The increases in earnings were due to increased storage revenues associated with new contracts for long-term and short-term storage services and an increase in the amount of interest expense capitalized for the construction of its third underground natural gas storage cavern. A reduction in operating expenses during the nine months ended June 30, 2006 also contributed to the increase in earnings. The reduction in operating expenses includes a one time credit of approximately $0.02 per diluted share related to certain cavern lease payments recorded as a prepaid asset which will be amortized over the remaining term of the lease under which the payments are made.
Earnings per share from Mobile Gas’ distribution business decreased $0.08 and $0.15 per diluted share, respectively, for the three and nine month periods ended June 30, 2006 due primarily to a decline in consumption from temperature sensitive customers. High natural gas prices during the 2005-2006 winter months and related adverse publicity regarding higher rates to gas distribution company customers had a significant impact on average consumption patterns. The current-year results for the nine months ended June 30, 2006 include a one-time credit to operating expenses related to discontinued postemployment health insurance of approximately $0.03 per diluted share.
Earnings from other business operations increased $0.03 per diluted share for the three and nine months ended June 30, 2006 due to an increase in interest income and an increase in merchandise sales and related activities.
EnergySouth, Inc. is the holding company for a family of energy businesses. Mobile Gas purchases, sells, and transports natural gas to residential, commercial, and industrial customers in Mobile, Alabama and surrounding areas. Mobile Gas also provides merchandise sales, service, and financing. EnergySouth Storage Services is the general partner of Bay Gas Storage Company, a limited partnership that provides underground storage and delivery of natural gas for Mobile Gas and other customers. EnergySouth Services is the general partner of Southern Gas Transmission Company, which is engaged in the intrastate transportation of natural gas.
ENERGYSOUTH, INC.
FINANCIAL RESULTS
(in thousands, except per share data)

Three months ended June 30,	2006	2005
Operating Revenues	$23,126	$22,350
Operating Expenses	$19,035	$18,157
Net Income	$1,563	$1,457

Basic Earnings Per Common Share	$0.20	$0.19

Diluted Earnings Per Common Share	$0.20	$0.18

Nine months ended June 30,	2006	2005
Operating Revenues	$114,029	$102,817
Operating Expenses	$88,541	$76,680
Net Income	$12,708	$12,568

Basic Earnings Per Common Share	$1.61	$1.60

Diluted Earnings Per Common Share	$1.59	$1.58